SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF AUGUST 2009

                            EZCHIP SEMICONDUCTOR LTD.
                              (Name of Registrant)

               1 HATAMAR STREET, P.O.B. 527, YOKNEAM 20692, ISRAEL
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               YES [_]     NO [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-121611 and 333-149063 and Form S-8 Registration Statements File Nos. 333-134593, 333-148932 and 333-148933.


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                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  EZCHIP SEMICONDUCTOR LTD.

                                  By: /s/ Dror Israel
                                  --------------------------
                                  Dror Israel
                                  Chief Financial Officer

Dated: August 12, 2009


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                           EZchip Technologies Ltd.
[EZCHIP LOGO]              1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel
                           Phone: (972) 4-959-6666; Fax: (972) 4-959-4166
                           Email: info@ezchip.com; Web: www.ezchip.com
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Company Contact:                       Investor Contact:
Daureen Green                          Ehud Helft / Fiona Darmon
EZchip Technologies, Israel            CCGK Investor Relations
dgreen@ezchip.com                      info@gkir.com
Tel: +972-4-959-6677                   Tel: (US) 1 646 797 2868 / 1 646 201 9246

FOR IMMEDIATE RELEASE

                  EZCHIP SAMPLES THE NPA NETWORK PROCESSORS TO
                   CUSTOMERS FOR CARRIER ACCESS APPLICATIONS

YOKNEAM, ISRAEL, August 12, 2009 - EZchip Semiconductor Ltd. (NASDAQ:EZCH), a fabless semiconductor company providing Ethernet network processors, today announced that it is sampling to customers the NPA, its new family of network processors targeting Ethernet access applications. Several models of the NPA network processors are offered with combinations of 1-Gigabit and 10-Gigabit Ethernet ports, at an aggregate throughput of 10-Gigabits, with power dissipation ranging from 6 to 10 Watts and at varying price points starting at under $100. The NPA provides the highest performance programmable solution for access nodes, with the utmost integration, with low power dissipation and at attractive price points. It has already been selected for use by Tier-1 vendors in a variety of applications.

The NPA is a scale-down of EZchip's high-speed network processors (NPUs), and brings high performance Carrier Ethernet applications to the access market. The NPA is software compatible with EZchip's high-speed network processors. With this latest addition to its product portfolio, EZchip provides network equipment vendors with a common architecture and an easy path to reuse their designs across all their edge, metro and access systems. To complement the NPA, EZchip will soon make available to its customers production-level code for a variety of applications, which will help them expedite their products' time-to-market and simplify their development efforts.

NPA is manufactured in a 90 nanometer silicon process and is available in lead or lead-free packages (RoHS compliant), and commercial or industrial temperature grades.

"The NPA addresses the transition of carrier access networks from ATM/TDM to Ethernet, along with the ever-increasing demand for bandwidth at the access," said Eli Fruchter, President and CEO of EZchip Technologies. "EZchip is the only chip vendor to offer a complete line of network processors, with throughputs ranging from 1-Gigabit to 100-Gigabits, and having a common architecture and software for the carrier edge, metro and access markets. The NPA effectively doubles our addressable market and we believe that it will evolve to be another major growth driver for us in the coming years."


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PRODUCT DESCRIPTION

The NPA is a highly-flexible network processor with integrated hierarchical traffic management that provides system vendors with a powerful, low-cost solution for a variety of carrier access applications, including:

     o    GPON/EPON aggregation nodes (OLT) for optical access

     o    Wireless backhaul and base stations aggregation for mobile access

     o    Access routers

     o    Ethernet demarcation, access and aggregation nodes

     o    VDSL aggregation nodes (DSLAM) for copper access

The NPA integrates several functions normally found in several chips to allow for simple, low-power and cost effective access system designs:

     o PROGRAMMABLE PACKET PROCESSING - Featuring exceptionally flexible packet processing to support current Carrier Ethernet requirements and to future proof system designs to support new protocols and features through software updates.

     o HIERARCHICAL TRAFFIC MANAGER - For assigning thousands of flows with specific Quality of Service (QoS) profiles and enforcing multi-level Service Level Agreements (SLA) for applications, services and subscribers.

     o OPERATIONS, ADMINISTRATION AND MAINTENANCE (OAM) PROCESSING OFFLOAD - For generating and monitoring thousands of simultaneous OAM sessions to enable high-performance OAM support.

     o SYNCHRONOUS ETHERNET AND IEEE 1588V2 CLOCK SYNC OFFLOAD - For precise time synchronization among remote nodes and switches.

     o INTEGRATED TCAM - For fast lookups through tables with wildcards, such as Access Control Lists (ACL).

     o ON-CHIP FABRIC INTERFACE CONTROLLER (FIC) - For chassis-based systems, allows use of standard low-cost Ethernet switches as the system backplane switch fabric, with direct connection from NPA on the line card to the backplane, and guaranteed system-wide end-to-end QoS.

The NPA is offered in three footprint and software compatible models:

     o    NPA-1: Eight 1-Gigabit Ethernet ports

     o    NPA-2: Sixteen 1-Gigabit Ethernet ports

     o NPA-3: Configurable to a combination of up to four 10-Gigabit Ethernet ports, or combinations of 10-Gigabit and 1-Gigabit Ethernet ports

For more technical details visit www.ezchip.com/p_npa.htm.

PRICING AND AVAILABILITY

Samples of all three NPA models are available now. Prices start at under $100 in quantities.


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ABOUT EZCHIP

EZchip is a fabless semiconductor company that provides Ethernet network processors for networking equipment. EZchip provides its customers with solutions that scale from 1-Gigabit to 100-Gigabits per second with a common architecture and software across all products. EZchip's network processors provide the flexibility and integration that enable triple-play data, voice and video services in systems that make up the new Carrier Ethernet networks. Flexibility and integration make EZchip's solutions are ideal for building systems for a wide range of applications in telecom networks, enterprise backbones and data centers. For more information on our company, visit the web site at http://www.ezchip.com.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: THIS RELEASE CONTAINS FORWARD LOOKING STATEMENTS THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES, INCLUDING, BUT NOT LIMITED TO, THE IMPACT OF COMPETITIVE PRODUCTS, PRODUCT DEMAND AND MARKET ACCEPTANCE RISKS, CUSTOMER ORDER CANCELLATIONS, RELIANCE ON KEY STRATEGIC ALLIANCES, FLUCTUATIONS IN OPERATING RESULTS, DELAYS IN DEVELOPMENT OF HIGHLY-COMPLEX PRODUCTS AND OTHER RISKS DETAILED FROM TIME TO TIME IN EZCHIP SEMICONDUCTOR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE RISKS COULD CAUSE THE COMPANY'S ACTUAL RESULTS FOR 2009 AND BEYOND TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD LOOKING STATEMENTS MADE BY, OR ON BEHALF OF EZCHIP SEMICONDUCTOR.


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